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SECUR 04015720 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER: NYFIX Transaction Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH., D.C. 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Spano (917) 637-1200
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

nyfix2003tsconf.doc - 2/26/2004 - 12:43 PM

AFFIRMATION

I, Joseph Spano, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Transaction Services, Inc., (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Spano 2/24/04

Signature Date

JOSEPH SPANO

Chief Financial Officer
Vice President of Operations

Judy Rouse
Notary Public, State of Ne
Registration #01ROC
Qualified in Queens C
Commission Expires 5-5-07

Notary Public

NYFIX TRANSACTION SERVICES, INC.
(SEC I.D. No. 8-33799)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

NYFIX TRANSACTION SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

NYFIX Transaction Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of NYFIX Transaction Services, Inc. (the "Company"), as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2004

NYFIX TRANSACTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2003

ASSETS	
CASH AND CASH EQUIVALENTS	$ 2,653,696
DEPOSITS WITH CLEARING ORGANIZATIONS	593,202
RECEIVABLES (net of an allowance of $40,000)	1,166,195
PROPERTY AND EQUIPMENT—Net	334,367
OTHER ASSETS	3,042
TOTAL ASSETS	$ 4,750,502
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates—net	$ 311,329
Accounts payable and accrued expenses	623,486
Total liabilities	934,815
STOCKHOLDER'S EQUITY:	
Additional paid-in capital	5,100,000
Accumulated deficit	(1,284,313)
Total stockholder's equity	3,815,687
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,750,502

See notes to statement of financial condition.

NYFIX TRANSACTION SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION

NYFIX Transaction Services, Inc. (the "Company") was organized on July 1, 2002 primarily for the purpose of providing execution and smart order routing solutions to domestic and international broker-dealers and specialized trading firms. The Company is a wholly-owned subsidiary of NYFIX, Inc. ("NYFIX").

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and operates in compliance with Securities and Exchange Commission ("SEC") regulations. Further, the Company is a member of the National Association of Security Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents —The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Receivables—Receivables represent balances arising in connection with securities transactions. These balances consist of trade execution fees, commissions and communication charges.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from 2 to 7 years, on a straight-line basis. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the related leases. Costs incurred for computer software developed or obtained for internal use, including payroll and payroll-related costs for employees incurred in developing internal-use software, are capitalized during development stage activities. Costs incurred for computer software are amortized on a straight-line basis over three years.

Income Taxes—The Company is included in the consolidated federal income tax return filed by NYFIX. Federal and state income taxes are allocated to the Company based on the effective tax rate of NYFIX with the resulting tax expense or benefit recorded as a due to/due from NYFIX (which is included in due to affiliates, net). At December 31, 2003, the Company recorded a due from NYFIX of $405,556.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Assets including cash and cash equivalents, cash deposited with clearing organizations and receivables are carried at cost which approximates fair value due to their short-term maturities. Similarly, the Company's short-term liabilities such as payables are recorded at contracted amounts approximating fair value.

New Accounting Pronouncements— In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, which clarifies the application of Accounting Research Bulletin No.51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support form other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 31, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN46R") to address certain technical corrections and implementation issues that have arisen. The adoption of the effective provisions and the adoption of the remaining provisions of FIN 46 and FIN 46R did not and are not expected to have a material impact on the Company's financial statements.

In 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic entity. For mandatorily redeemable financial instruments of a nonpublic entity, SFAS 150 is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. The FASB also issued FASB Staff Position 150-3 which delayed the implementation of SFAS No. 150 indefinitely for nonpublic entities pending further Board action. However, SFAS No. 150 is still applicable for SEC reporting entities. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's financial statements.

3. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had regulatory net capital and minimum regulatory net capital requirements of $2,629,160 and $62,321, respectively. The Company's net capital ratio was .36 to 1 at December 31, 2003.

4. RELATED PARTY TRANSACTIONS

Certain operating costs and capital expenditures are allocated and paid by or for affiliates of the Company. Such costs are being repaid to the affiliates or repaid by the affiliates with the net unpaid balance reflected as due to affiliates on the statement of financial condition. The balance due to affiliates was $311,329 at December 31, 2003.

In 2003, the Company began clearing trades through NYFIX Clearing Corp., an affiliate of the Company.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

Certain employees of the Company participate in the NYFIX stock option plan. Options awarded under this plan have been classified as non-compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

5. PROPERTY AND EQUIPMENT

As of December 31, 2003, the Company's property and equipment is comprised of the following:

Software	$ 334,001
Office computers	4,129
Data center equipment	83,582
Furniture, fixtures, and leasehold improvements	17,996
Less accumulated depreciation and amortization	(105,341)
Total	$ 334,367

6. COMMITMENTS AND CONTINGENCIES

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by counterparties in the above situations.

As a securities broker, the Company is engaged in transacting securities for a diverse group of investors. The Company introduces these transactions for clearance on a fully disclosed basis. The agreements between the Company and its clearing organizations provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customers activity through the review of information it receives from its clearing organizations on a daily basis.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

February 26, 2004

NYFIX Transaction Services, Inc.
100 Wall Street, 26th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of NYFIX Transaction Services, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or fraud in amounts that would be material to the financial statements of the Company may occur and not be detected within a timely period:

> The limited number of accounting employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein. Corrective actions are being taken by the Company, including consolidating certain functions with NYFIX.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2003 financial statements and this report does not affect our report dated February 26, 2004 on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP